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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015

Commission File No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 to this report, filed on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130, 333-151736 and 333-184074), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-151781, 333-161929 and 333-192561).

Exhibit 99.3 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 23, 2015

TRANSCANADA CORPORATION
By:	/s/ DONALD R. MARCHAND Donald R. Marchand Executive Vice-President and Chief Financial Officer

By:	/s/ CHRISTINE R. JOHNSTON Christine R. Johnston Vice-President, Law and Corporate Secretary

 EXHIBIT INDEX

99.1	2015 Management information circular of the registrant dated March 2, 2015.
99.2	Revision to Appendix C of 2015 Management information circular of the registrant.
99.3	Form of proxy of the registrant.

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SIGNATURES
EXHIBIT INDEX